                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13-D-2(A)

                      International Cosmetics Marketing Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45938M103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Carl D. Roston, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                     One Southeast Third Avenue, 28th Floor
                                 Miami, FL 33131
                                 (305) 374-5600
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 13, 2001
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                    (Continued on following pages)
                         (Page 1 of 21 Pages)

CUSIP NO.  45938M103             13D                     PAGE   2  OF  21  PAGES
          -----------                                         ----    ----

         NAME OF REPORTING PERSONS
  (1)    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         STANFORD VENTURE CAPITAL HOLDINGS, INC.
         -----------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

         -----------------------------------------------------------------------

  (3)    SEC USE ONLY

         -----------------------------------------------------------------------

  (4)    SOURCE OF FUNDS*

         AF
         -----------------------------------------------------------------------

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
         -----------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
  NUMBER OF
   SHARES                           1,500,000
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 (8)      SHARED VOTING POWER
    EACH
  REPORTING                         -0-
   PERSON                  -----------------------------------------------------
    WITH                   (9)      SOLE DISPOSITIVE POWER

                                    1,500,000
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER

                                    -0-
                           -----------------------------------------------------

 (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,500,000
         -----------------------------------------------------------------------

 (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
         -----------------------------------------------------------------------

 (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.9%
         -----------------------------------------------------------------------

 (14)    TYPE OF REPORTING PERSON*

         CO
         -----------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  45938M103             13D                     PAGE   3  OF  21  PAGES
          -----------                                         ----    ----

         NAME OF REPORTING PERSONS
  (1)    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         STANFORD GROUP COMPANY
         -----------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
         -----------------------------------------------------------------------

  (3)    SEC USE ONLY

         -----------------------------------------------------------------------

  (4)    SOURCE OF FUNDS*

         AF
         -----------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
  NUMBER OF
   SHARES                           43,748
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 (8)      SHARED VOTING POWER
    EACH
  REPORTING                         -0-
PERSON WITH                -----------------------------------------------------
                           (9)      SOLE DISPOSITIVE POWER

                                    43,748
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER

                                    -0-
                           -----------------------------------------------------

 (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         43,748
         -----------------------------------------------------------------------

 (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
         -----------------------------------------------------------------------

 (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.8%
         -----------------------------------------------------------------------

 (14)    TYPE OF REPORTING PERSON*

         BD
         -----------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  45938M103             13D                     PAGE   4  OF  21  PAGES
          -----------                                         ----    ----

         NAME OF REPORTING PERSONS
  (1)    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         STANFORD GROUP HOLDINGS, INC.
         -----------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
         -----------------------------------------------------------------------

  (3)    SEC USE ONLY

         -----------------------------------------------------------------------

  (4)    SOURCE OF FUNDS*

         AF
         -----------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
  NUMBER OF
   SHARES                           43,748
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 (8)      SHARED VOTING POWER
    EACH
  REPORTING                         -0-
 PERSON WITH               -----------------------------------------------------
                           (9)      SOLE DISPOSITIVE POWER

                                    43,748
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER

                                    -0-
                           -----------------------------------------------------

 (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         43,748
         -----------------------------------------------------------------------

 (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
         -----------------------------------------------------------------------

 (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.8%
         -----------------------------------------------------------------------

 (14)    TYPE OF REPORTING PERSON*

         CO
         -----------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  45938M103             13D                     PAGE   5  OF  21  PAGES
          -----------                                         ----    ----

         NAME OF REPORTING PERSONS
  (1)    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         R. ALLEN STANFORD
         -----------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
         -----------------------------------------------------------------------

  (3)    SEC USE ONLY

         -----------------------------------------------------------------------

  (4)    SOURCE OF FUNDS*

         AF
         -----------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States and Antigua
         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
  NUMBER OF
   SHARES                           1,543,748
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 (8)      SHARED VOTING POWER
    EACH
  REPORTING                         -0-
 PERSON WITH               -----------------------------------------------------
                           (9)      SOLE DISPOSITIVE POWER

                                    1,543,748
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER

                                    -0-
                           -----------------------------------------------------

 (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,543,748
         -----------------------------------------------------------------------

 (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
         -----------------------------------------------------------------------

 (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.7%
         -----------------------------------------------------------------------

 (14)    TYPE OF REPORTING PERSON*

         IN
         -----------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  45938M103             13D                     PAGE   6  OF  21  PAGES
          -----------                                         ----    ----

         NAME OF REPORTING PERSONS
  (1)    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         DANIEL T. BOGAR
         -----------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
         -----------------------------------------------------------------------

  (3)    SEC USE ONLY

         -----------------------------------------------------------------------

  (4)    SOURCE OF FUNDS*

         OO
         -----------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
  NUMBER OF
   SHARES                           135,938
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 (8)      SHARED VOTING POWER
    EACH
  REPORTING                         -0-
 PERSON WITH               -----------------------------------------------------
                           (9)      SOLE DISPOSITIVE POWER

                                    135,938
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER

                                    -0-
                           -----------------------------------------------------

 (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         135,938
         -----------------------------------------------------------------------
 (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

         -----------------------------------------------------------------------

 (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%
         -----------------------------------------------------------------------

 (14)    TYPE OF REPORTING PERSON*

         IN
         -----------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  45938M103             13D                     PAGE   7  OF  21  PAGES
          -----------                                         ----    ----

         NAME OF REPORTING PERSONS
  (1)    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         WILLIAM R. FUSSELMANN
         -----------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
         -----------------------------------------------------------------------

  (3)    SEC USE ONLY

         -----------------------------------------------------------------------

  (4)    SOURCE OF FUNDS*

         OO
         -----------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
 NUMBER OF
  SHARES                            135,938
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 (8)      SHARED VOTING POWER
    EACH
  REPORTING                         -0-
 PERSON WITH               -----------------------------------------------------
                           (9)      SOLE DISPOSITIVE POWER

                                    135,938
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER

                                    -0-
                           -----------------------------------------------------

 (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         135,938
         -----------------------------------------------------------------------
 (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
         -----------------------------------------------------------------------

 (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%
         -----------------------------------------------------------------------

 (14)    TYPE OF REPORTING PERSON*

         IN
         -----------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  45938M103             13D                     PAGE   8  OF  21  PAGES
          -----------                                         ----    ----

         NAME OF REPORTING PERSONS
  (1)    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         OSVALDO PI
         -----------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
         -----------------------------------------------------------------------

  (3)    SEC USE ONLY

         -----------------------------------------------------------------------

  (4)    SOURCE OF FUNDS*

         OO
         -----------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
  NUMBER OF
   SHARES                           135,938
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 (8)      SHARED VOTING POWER
    EACH
  REPORTING                         -0-
PERSON WITH                -----------------------------------------------------
                           (9)      SOLE DISPOSITIVE POWER

                                    135,938
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER

                                    -0-
                           -----------------------------------------------------

 (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         135,938
         -----------------------------------------------------------------------

 (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

         -----------------------------------------------------------------------

 (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%
         -----------------------------------------------------------------------
 (14)    TYPE OF REPORTING PERSON*

         IN
         -----------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  45938M103             13D                     PAGE   9  OF  21  PAGES
          -----------                                         ----    ----

         NAME OF REPORTING PERSONS
  (1)    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         RONALD M. STEIN
         -----------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
         -----------------------------------------------------------------------

  (3)    SEC USE ONLY

         -----------------------------------------------------------------------

  (4)    SOURCE OF FUNDS*

         OO
         -----------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
  NUMBER OF
   SHARES                           135,938
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 (8)      SHARED VOTING POWER
    EACH
  REPORTING                         -0-
PERSON WITH                -----------------------------------------------------
                           (9)      SOLE DISPOSITIVE POWER

                                    135,938
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER

                                    -0-
                           -----------------------------------------------------

 (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         135,938
         -----------------------------------------------------------------------

 (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
         -----------------------------------------------------------------------

 (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%
         -----------------------------------------------------------------------

 (14)    TYPE OF REPORTING PERSON*

         IN
         -----------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  45938M103             13D                     PAGE  10  OF  21  PAGES
          -----------                                         ----    ----

         The reporting persons (the "Reporting Persons") listed on the cover pages to this Schedule 13D hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock, $.001 par value per share (the "Common Stock"), of International Cosmetics Marketing Co., a Florida corporation (the "Issuer"). The Issuer's principal executive office is located at 6501 N.W. Park of Commerce Blvd., Suite 205, Boca Raton, FL 33487.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed jointly by Stanford Venture Capital Holdings, Inc., a Delaware corporation ("SVCH"), Stanford Group Company, a Texas corporation ("SGC"), Stanford Group Holdings, Inc., a Delaware corporation ("SGH"), R. Allen Stanford, Daniel T. Bogar, William R. Fusselmann, Osvaldo Pi and Ronald M. Stein.

         The business address of SVCH, SGC, SGH and Mr. Stanford is 5050 Westheimer Road, Houston, TX 77056 and the business address of Messrs. Bogar, Fusselmann, Pi and Stein is 201 S. Biscayne Blvd., Suite 1200, Miami, FL 33131.

         Mr. Stanford is a director of each of SVCH, SGC and SGH. He is also the Chairman of the Board of SGH, and holds various titles in affiliates of SGH.

         Mr. Stanford is the sole shareholder of SVCH and SGH. SGH is the sole shareholder of SGC. SVCH's principal business is to provide investment capital and other funding to companies in various industries. SGH's principal business is to act as a holding company for the securities of SGC. SGC is a registered broker-dealer whose principal business is to engage in the purchase and sale of securities. Mr. Stanford is a citizen of the United States of America and Antigua.

         Mr. Bogar is Vice President of SGH and is a citizen of the United States of America.

         Mr. Fusselmann is Vice President of SGC and is a Managing Director of Stanford Financial Group Company ("SFG"), a Florida corporation, which provides corporate administrative management and financial services to SVCH, SGC, SGH and their affiliates. Mr. Fusselmann is a citizen of the United States of America.

         Mr. Pi is a Managing Director of SFG and is a citizen of the United States of America.

         Mr. Stein is Senior Vice President of SGC and a Managing
Director of SFG. Mr. Stein is a citizen of United States of America.

CUSIP NO.  45938M103             13D                     PAGE  11  OF  21  PAGES
          -----------                                         ----    ----

         The names, address and principal occupations of each executive officer and director of SVCH, SGC and SGH, all of whom are United States citizens, are as follows:

NAME                 TITLE                      BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
----                 -----                      ----------------                     --------------------

Daniel T. Bogar      Vice President, SGH        201 S. Biscayne Blvd., Suite 1200    Executive Officer of a Reporting
                                                Miami, FL  33131                     Person

Jay Comeaux          President, SGC;            5050 Westheimer,                     Executive Officer and Director of
                     President, Director, SGH   Houston, TX  77056                   a Reporting Person

James M. Davis       President and Director,    5050 Westheimer,                     Executive Officer and Director of
                     SVCH; Director, SGH        Houston, TX  77056                   a Reporting Person

Robert P. Glenn      Exec. VP, Private Client   5050 Westheimer,                     Executive Officer of a Reporting
                     Services, SGC              Houston, TX  77056                   Person

J. Arnold Knoche     Director, SVCH             5050 Westheimer                      Director of a Reporting Person
                                                Houston, TX  77056

Rep Poppell          Sr. VP, Compliance         5050 Westheimer,                     Executive Officer of a Reporting
                     Director, SGC              Houston, TX  77056                   Person

A. J. Rincohn        Exec. VP, CFO, SGC;        5050 Westheimer,                     Executive Officer of a Reporting
                     Treasurer, Asst.           Houston, TX  77056                   Person
                     Secretary, SGH

R. Allen Stanford    Director, SVCH and SGC;    5050 Westheimer,                     Executive Officer and Director of
                     Chairman of the Board,     Houston, TX  77056                   a Reporting Person
                     Director, SGH

Lena Stinson         Exec. VP, COO,             5050 Westheimer,                     Executive Officer of a Reporting
                     Secretary, SGC             Houston, TX  77056                   Person

Yolanda M. Suarez    Secretary, SVCH;           5050 Westheimer                      Executive Officer and Director of
                     Secretary, Director, SGH   Houston, TX  77056                   a Reporting Person

Alvaro Trullenque    CEO, SGC;                  5050 Westheimer,                     Executive Officer and Director of
                     CEO, Director, SGH         Houston, TX  77056                   a Reporting Person

         None of Messrs. Stanford, Bogar, Fusselmann, Pi or Stein, or SVCH, SGC or SGH, or to the knowledge of the Reporting Persons, any other person named in this Item 2, has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of Common Stock were acquired by the Reporting Persons pursuant to an acquisition for cash in the amount of $1,562,000. The source of these funds was the working capital of SFG. Mr. Stanford is the sole shareholder of SFG.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The Reporting Persons intend to hold the Common Stock for investment purposes. None of the Reporting Persons, or to their knowledge, any other person named in Item 2 above, have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through 4(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

CUSIP NO.  45938M103             13D                     PAGE  12  OF  21  PAGES
          -----------                                         ----    ----

(a) and (b) As of September 13, 2001, SVCH beneficially owns 1,500,000 shares of Common Stock (including 500,000 shares of Common Stock issuable upon the exercise of immediately exercisable options and warrants) representing approximately 26.9% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 5,578,313 shares of Common Stock issued and outstanding as of September 13, 2001). SVCH has the sole power to vote and the sole power to dispose of the 1,500,000 shares of Common Stock which it beneficially owns.

         As of September 13, 2001, SGC beneficially owns 43,748 shares of Common Stock (all of which are issuable upon the exercise of immediately exercisable warrants) representing approximately 0.8% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 5,578,313 shares of Common Stock issued and outstanding as of September 13,
2001). SGC has the sole power to vote and the sole power to dispose of the 43,748 shares of Common Stock which it beneficially owns.

         As of September 13, 2001, SGH may be deemed to beneficially own the 43,748 shares of Common Stock beneficially owned by SGC described above, which represents approximately 0.8% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 5,578,313 shares of Common Stock issued and outstanding as of September 13,
2001). SGH has the sole power to vote and the sole power to dispose of the 43,748 shares of Common Stock which it may be deemed to beneficially own. SGH disclaims beneficial ownership of any of such shares of Common Stock.

         As of September 13, 2001, Mr. Stanford may be deemed to beneficially own 1,543,748 shares of Common Stock which includes the 1,500,000 shares of Common Stock beneficially owned by SVCH described above and 43,748 shares of Common Stock beneficially owned by SGC described above. The 1,543,748 shares beneficially owned by Mr. Stanford represents approximately 27.7% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 5,578,313 shares of Common Stock issued and outstanding as of September 13, 2001). Mr. Stanford has the sole power to vote and the sole power to dispose of the 1,543,748 shares of Common Stock which he may be deemed to beneficially own. Mr. Stanford disclaims beneficial ownership of any of such shares of Common Stock.

         As of September 13, 2001, each of Messrs. Bogar, Fusselmann, Pi and Stein beneficially owns 135,938 shares of Common Stock (all of which are issuable upon the exercise of immediately exercisable warrants), in each case representing approximately 2.4% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 5,578,313 shares of Common Stock issued and outstanding as of September 13,
2001). Each of Messrs. Bogar, Fusselmann, Pi and Stein has the sole power to vote and the sole power to dispose of the 135,938 shares of Common Stock which each of them beneficially owns.

(c) There have been no other transactions in any securities of the Issuer effected by Messrs. Stanford, Bogar, Fusselmann, Pi or Stein, or SVCH, SGC or SGH or, to the knowledge of the Reporting Persons, any other person listed in
Item 2 above during the past 60 days.

(d)      Not Applicable.

(e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1.        Joint Filing Agreement.

CUSIP NO.  45938M103             13D                     PAGE  13  OF  21  PAGES
          -----------                                         ----    ----

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Stanford Venture Capital Holdings, Inc.


                                    /s/ Yolanda M. Suarez
                                    --------------------------------------------
                                    Name: Yolanda M. Suarez
                                    Title: Secretary

Date: September 21, 2001

CUSIP NO.  45938M103             13D                     PAGE  14  OF  21  PAGES
          -----------                                         ----    ----

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Stanford Group Company


                                              /s/ Jay T. Comeaux
                                             -----------------------------------
                                             Name: Jay T. Comeaux
                                             Title: President

Date: September 21, 2001

CUSIP NO.  45938M103             13D                     PAGE  15  OF  21  PAGES
          -----------                                         ----    ----

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Stanford Group Holdings, Inc.


                                              /s/ Yolanda M. Suarez
                                             -----------------------------------
                                             Name: Yolanda M. Suarez
                                             Title: Secretary

Date: September 21, 2001

CUSIP NO.  45938M103             13D                     PAGE  16  OF  21  PAGES
          -----------                                         ----    ----

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ R. Allen Stanford
                                              ----------------------------------
                                              R. Allen Stanford

Date: September 21, 2001

CUSIP NO.  45938M103             13D                     PAGE  17  OF  21  PAGES
          -----------                                         ----    ----

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ Daniel T. Bogar
                                             -----------------------------------
                                             Daniel T. Bogar

Date: September 21, 2001

CUSIP NO.  45938M103             13D                     PAGE  18  OF  21  PAGES
          -----------                                         ----    ----

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ William R. Fusselmann
                                             -----------------------------------
                                             William R. Fusselmann

Date: September 21, 2001

CUSIP NO.  45938M103             13D                     PAGE  19  OF  21  PAGES
          -----------                                         ----    ----

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ Osvaldo Pi
                                              ----------------------------------
                                              Osvaldo Pi

Date: September 21, 2001

CUSIP NO.  45938M103             13D                     PAGE  20  OF  21  PAGES
          -----------                                         ----    ----

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s Ronald M. Stein
                                              ----------------------------------
                                              Ronald M. Stein

Date: September 21, 2001

CUSIP NO.  45938M103             13D                     PAGE  21  OF  21  PAGES
          -----------                                         ----    ----

                                   EXHIBIT 1

                                   AGREEMENT

                    RESPECTING JOINT FILING OF SCHEDULE 13D

         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D reporting each of the undersigned's ownership of shares of common stock of International Cosmetics Marketing Co., a Florida corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

         IN WITNESS THEREOF this Agreement may be executed in one or more counterparts, each of which shall be deemed an original for all purposes and all of which together shall constitute one and the same Agreement, and this Agreement may be effected by a written facsimile signature of each party.

Dated: September 21, 2001

                                    STANFORD VENTURE CAPITAL HOLDINGS, INC.


                                    By:  /s/ Yolanda M. Suarez
                                        ----------------------------------------
                                        Name: Yolanda M. Suarez
                                        Title: Secretary

                                    STANFORD GROUP COMPANY


                                    By:  /s/ Jay T. Comeaux
                                        ----------------------------------------
                                        Name: Jay T. Comeaux
                                        Title: President

                                    STANFORD GROUP HOLDINGS, INC.


                                    By:  /s/ Yolanda M. Suarez
                                        ----------------------------------------
                                        Name: Yolanda M. Suarez
                                        Title: Secretary


                                         /s/ R. Allen Stanford
                                        ----------------------------------------
                                        R. Allen Stanford


                                         /s/ Daniel T. Bogar
                                        ----------------------------------------
                                        Daniel T. Bogar


                                         /s/ William R. Fusselmann
                                        ----------------------------------------
                                        William R. Fusselmann


                                         /s/ Osvaldo Pi
                                        ----------------------------------------
                                        Osvaldo Pi


                                         /s/ Ronald M. Stein
                                        ----------------------------------------
                                        Ronald M. Stein